Dataram Contact:                       Investor Contact:

Mark Maddocks                          Joe Zappulla
Vice President-Finance, CFO            Wall Street Investor Relations Corp.
609-799-0071                           212-973-0883 or 301-907-4090
info@datram.com                        JZappulla@WallStreetIR.com


             DATARAM TO ACQUIRE ASSETS OF MEMORY CARD TECHNOLOGY

   o  Acquisition Widens Access to Global Market
   o  Also, Management Warns of Slower Fourth Quarter

PRINCETON, N.J. March 16, 2001 - Dataram Corporation (NASDAQ: DRAM) today reported that it has reached an agreement to purchase the assets of Memory Card Technology A/S (MCT), a leading European designer and manufacturer of memory upgrades, headquartered in Denmark. At the present time, the seller is in suspension of payments under Danish law. Under the terms of the agreement, Dataram will purchase certain assets, including MCT's subsidiaries in Europe, Australia, Latin America and the Pacific Rim, for approximately $32 million, which will be funded through its cash and credit facilities. The acquisition significantly expands Dataram's product line and market presence throughout Europe, Latin America and the Pacific Rim. The acquisition is expected to be accretive to earnings in the next fiscal year.

Memory Card Technology, which reported revenue of approximately $158 million in its most recent fiscal year ended June 30, 2000, designs and manufactures memory from its facilities in Denmark and Australia, and has sales offices in Argentina, Columbia, Germany, Italy, the United Kingdom, Hong Kong, Thailand, Malaysia, Singapore, New Zealand, Chile and Mexico. MCT's products include Rambus, DDR, SDRAM, DRAM, SRAM, SGRAM and EDO memory plus flash memory, video memory and cache memory. Applications for its memory include notebooks, desktops, servers, workstations, and terminals and other rapidly growing applications such as digital cameras, digital copiers, digital printers, image processors, print controllers, multi-function centers, routers and video cards.


"With the acquisition of MCT, Dataram is advancing its penetration of the European, Latin American and the Pacific Rim markets with state-of-the-art manufacturing and extensive sales presence, while broadening its product line," commented Robert Tarantino, Dataram's chairman and CEO. "The potential synergies of the two companies through cross selling, expanded worldwide sales resources, increased manufacturing capabilities, global purchasing and product diversification present exciting opportunities for Dataram."

Dataram, headquartered in Princeton, NJ, maintains a manufacturing facility in Bucks County, Pennsylvania and a sales office in the United Kingdom. With the addition of MCT, Dataram will have manufacturing capabilities in Europe and direct sales representatives in an additional thirteen countries.

In a separate development, Dataram announced that it expects operating results, from its existing business, to be below consensus expectations for its fourth quarter ending April 30, 2001. Company management cited the economic slowdown that has adversely affected the server sector and, as a result, it anticipates earnings for it fiscal fourth quarter on its existing business to be $.10 to $.12 per share on a fully diluted basis.

ABOUT DATARAM CORPORATION

Dataram Corporation is a leading provider of gigabyte memory upgrades for network servers. The Company specializes in the manufacture of large capacity memory for Compaq, Hewlett-Packard, IBM, Intel, Silicon Graphics and Sun Microsystems computers. Dataram, headquartered in Princeton, New Jersey, is celebrating its 34th year in the computer industry. Additional information is available on the Internet at 222.dataram.com.

The information provided in this press release may include forward-looking statements relating to future events, such as the development of new products, the commencement of production, or the future financial performance of the Company. Actual results may differ from such projections and are subject to certain risks including, without limitation, risks arising from: changes in the price of memory chips, changes in the demand for memory systems for servers, increased competition in the memory systems industry, delays in developing and commercializing new products and other factors described in the Company's most recent Annual Report on Form 10-K, filed with the Securities and Exchange Commission, which can be reviewed at http://www.sec.gov